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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Morton Industrial Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

619328 10 7

(CUSIP Number)

James V. Stepleton, Husch & Eppenberger, LLC, 190 Carondelet Plaza, Suite 600,
St. Louis, MO 63105, (314) 480-1725

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

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CUSIP NO. 619328 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William D. Morton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power
Number of	1,847,567 without giving effect to exercisable options held by others.

2,099,639 giving effect to exercisable options held by others.

		As used in this amendment, “exercisable options” means options that are currently exercisable for shares of the Class A Common Stock or that will become exercisable within 60 days.

Shares	8.	Shared Voting Power
		1,125,251 without giving effect to exercisable options.
Beneficially

Owned by Each	9.	Sole Dispositive Power
		1,283,990 shares.
Reporting

Person	10.	Shared Dispositive Power
		-0-
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,864,244 without giving effect to exercisable options held by others. 3,121,316 giving effect to exercisable options held by others.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 62.8% without giving effect to exercisable options held by others. 64.8% giving effect to exercisable options held by others.

14.	Type of Reporting Person (See Instructions) IN

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Introductory Statement

     This Amendment No. 2 amends and updates the information supplied by Mr. William D. Morton on a Schedule 13D, as amended.

Item 1. Security and Issuer.

          This statement relates to the Class A Common Stock, par value $.01 per share of Morton Industrial Group, Inc., a Georgia corporation (the “Company”). The address of the Company’s principal executive offices is 1021 West Birchwood, Morton, Illinois 61550.

Item 2. Identity and Background.

     Not amended.

Item 3. Source and Amount of Funds or Other Consideration.

     Not amended.

Item 4. Purpose of Transaction.

          This filing is made to reflect the amendment of the Shareholders Agreement (previously filed) that occurred in connection with Mr. Mark Mealy’s acquisition of shares of Class A Common Stock of the Company from other shareholders, the automatic conversion of 100,000 shares of Class B Common Stock to Class A Common Stock as result of Mr. Mealy’s purchase of such shares, and changes in the number of exercisable options in which Mr. Morton has a beneficial interest.

     Mr. Morton does not have any plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the issuer (other than shares of Class A Common Stock to be acquired upon the exercise of outstanding options or options granted under the 1997 Plan, as hereinafter defined), or the disposition of securities of the Company;

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          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company’s business or corporate structure;

          (g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          Mr. Morton owns 1,283,990 shares of the Company’s issued and outstanding Class A Common Stock (the “Class A Shares”) and 100,000 shares of the Company’s issued and outstanding Class B Common Stock (the “Class B Shares”). Members and former members of management of the Company or its subsidiaries (other than Mr. Morton) and the other directors) own 277,225 shares of Class A Common Stock and hold exercisable options to acquire 250,406 shares of Class A Common Stock (the “Management Options”). As additional options become exercisable over the next three years, the number of exercisable options could increase to as much as 813,455. The directors other than Mr. Morton own 1,303,029 shares of Class A Common Stock and 6,666 exercisable options to purchase such shares. The number of exercisable options could increase to as many as 170,000 by February 2006. The exercise

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prices of the Management Options range from $0.15 to $17.125 per share.

     Mr. Morton’s Class A Shares constitute 28.2% of the issued and outstanding Class A Common Stock. Each Class A Share is entitled to one vote, and Mr. Morton’s Class A Shares constitute 27.1% of the total voting power of the issued and outstanding shares of Class A Common Stock and Class B Common Stock and 28.2% of the voting power of the issued and outstanding shares of Class A Common Stock. Mr. Morton has sole voting and dispositive power with respect to these Class A Shares.

     Mr. Morton’s Class B Shares are all of the issued and outstanding shares of Class B Common Stock. Each Class B Share is entitled to 1.8250968 votes per share, and Mr. Morton’s Class B Shares constitute 3.8% of the total voting power of the issued and outstanding shares of Class A Common Stock and Class B Common Stock.

     On August 27, 2003, Mr. Mark Mealy, a director of the company, purchased 921,678 shares of Class A Common Stock and 100,000 shares of Class B Common Stock (which automatically converted to Class A Common Stock) from three Cities Holdings, TCRI Liquidating, L.L.C., Societe Internationale de Finance, and Quilvest American Equity, Ltd. (the TCR Group identified in Amendment No. 1 to Mr. Morton’s Schedule 13D and certain successors of members of the TCR Group (the “TCR Group”)). Based on his Schedule 13D filing, Mr. Mealy owns 1,135,813 shares of the Class A Common Stock, of which 10,562 are exercisable options or deferred compensation shares issuable when Mr. Mealy ceases to be a director of the Company. Mr. Mealy’s address is 301 S. College, Fourth Floor — NC — 8905, Charlotte, North Carolina 28288-8905. Based on Mr. Mealy’s Schedule 13D, during the past five years he has not been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) nor has Mr. Mealy been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Mealy is subject to a judgment, decree, or final order enjoining future violations of, or probably or mandating activities subject to, federal or state law or finding any violation with respect to such law. Mr. Mealy is a citizen of the United States.

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     Mr. Mealy’s shares of Class A Common Stock are subject to the Management Proxy described in Amendment No. 1 to Mr. Morton’s Schedule 13D and the TRC Proxy also described in Amendment No. 1. Under the Management Proxy, Mr. Morton may vote the shares owned or acquired by members of management.

     Mr. Morton’s exercise of his voting rights under the Management Proxy, the TCR Proxy, and the shares of Class A Common Stock and Class B Common Stock owned by him will allow him to exercise the following percentages of the total voting power of the Class A Common Stock and Class B Common Stock on most matters: (i) 64.2% before the exercise of any Management Options; (ii) 66.1% after exercise of all of the Management Options currently exercisable or exercisable within 60 days

     As a result of his ownership of shares of Class A Common Stock and his powers under the TCR Proxy and the Management Proxy, Mr. Morton has a beneficial interest in 2,864,244 shares of Class A Common Stock without giving effect to exercisable options and 3,121, 316 shares of Class A Common Stock after giving effect to the exercise of exercisable options, constituting 62.8% of the issued and outstanding shares of Class A Common Stock an 64.8% of such issued and outstanding shares plus exercisable options.

     B.     Parties to the Management Voting Agreement.

     The parties to the Voting Agreement and Mr. Morton, the other directors of the Company, and current and former members of the management of the Company or its subsidiaries who own shares of Class A Common Stock or options to purchase shares of Class A Common Stock. Managers currently hold 277,255 shares and 250,406 exercisable options, and the directors (other than Mr. Morton) hold 1,303, 029 shares and 6,666 exercisable options, that are subject to the Voting Trust and its Management Proxy.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 5 and 6 to Amendment No. 1 of Mr. Morton’s Schedule 13D for information about the Voting Agreement and Shareholders Agreement. The Shareholders Agreement has been amended twice, most recently to facilitate Mr. Mealy’s purchase of shares from the TCR Group Copies of the amendments are Exhibits 99.1 and 99.2 hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Amendment No. 1 to Shareholders Agreement

Exhibit 99.2	Amendment No. 2 to Shareholders Agreement.

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Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 8, 2003	/S/ William D. Morton William D. Morton

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